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                          June 20, 2024

       Harel Gadot
       President and Chief Executive Officer
       Microbot Medical Inc.
       288 Grove Street
       Suite 388
       Braintree, MA 02184

                                                        Re: Microbot Medical
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 11, 2024
                                                            File No. 333-280113

       Dear Harel Gadot:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Augustin at 202-551-8483 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services